

Mail Stop 6010

September 12, 2007

Richard E. Johnson
Chief Financial Officer
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223

> **RE:** **Badger Meter, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 6, 2007**
> **File No. 001-06706**

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief